2

05011225

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ropro Corp

*CURRENT ADDRESS

PROCESSED
SEP 1 9 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4664 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 9/12/05

File No. 82-4664

RECEIVED
2005 ... 12 A ...

LOPRO CORPORATION

Index

Translation for:

1. Notice of Convocation of the 36th Ordinary General Meeting of Shareholders
2. Notice of Resolutions at the 36th Ordinary General Meeting of Shareholders
3. Business Report for the 36th Fiscal Period
4. Integration of Offices
5. Notice Concerning Purchase of Treasury Stock (Acquisition of treasury stock pursuant to the provisions of paragraph 1-2 of Article 211-3 of the Commercial Code)
6. Announcement of Purchase of Treasury Stock through Market (Acquisition of treasury stock pursuant to the provisions of paragraph 1-2 of Article 211-3 of the Commercial Code)
7. Brief Description of Japanese Language Documents

AR/S
3-31-05

File Number: 82-4664

(Summary English Translation)

June 14, 2005

TO OUR SHAREHOLDERS:

LOPRO CORPORATION
60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
Ryuichi Matsuda
President and Director

Notice of Convocation of the 36th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 36th Ordinary General Meeting of Shareholders will be held as described below.

You are cordially invited to attend the Meeting.

IF YOU ARE UNABLE TO ATTEND, YOU MAY EXERCISE YOUR VOTING RIGHTS IN WRITING. IF YOU WISH TO DO SO, AFTER EXAMINING THE ATTACHED REFERENCE MATERIALS PLEASE INDICATE YOUR VOTES BY FILLING OUT AND SIGNING THE ENCLOSED FORM FOR EXERCISING VOTING RIGHTS, AND RETURN THE FORM TO US.

Particulars

(1) Date: 10:00 a.m., Wednesday, June 29, 2005

(2) Place: 7th Floor, Large Conference Room of the Head Office of the Company, located at 60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto, Japan

(3) Purpose of Meeting:

Matters to be reported:

1. Presentation of Business Report, Consolidated Balance Sheet, Consolidated Statement of Income,

Non-consolidated Balance Sheet and Non-consolidated Statement of Income for the 36th fiscal year from April 1, 2004 through March 31, 2005.

2. Report of Accounting Auditors and the Board of Statutory Auditors on results of audit of consolidated financial statements for the 36th fiscal year.

Matters to be resolved:

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 36th fiscal year.

Agendum No. 2: Amendments of a part of the Articles of Incorporation.

The content of the proposed agendum is as set forth on pages ___ through ___ of "Reference Material Concerning Exercise of Votes".

Agendum No. 3: Election of three Directors.

Agendum No. 4: Election of two Statutory Auditors.

* * * * * * * * * *

If you attend this Meeting on the appointed date, please bring with you the form for exercising voting rights enclosed herewith, and present it to the receptionist at the place of the Meeting.

(Attached Materials)

BUSINESS REPORT

For the period from April 1, 2004 through March 31, 2005

1. SUMMARY OF OPERATIONS

Business developments and results, future business strategies, capital investments and financing of the Group for the fiscal year ended March 31, 2005, and business results and financial position of the Group and the Company in recent years are mentioned.

2. SUMMARY OF THE GROUP AND THE COMPANY

Information relating to principal businesses and offices of the Group, state of shares, major shareholders, acquisition, disposal, etc. and holding of treasury stock, state of stock acquisition rights, employees, business combination, principal correspondent banks, directors and statutory auditors of the Company, the amount of remuneration paid to directors and statutory auditors and other compensation, and the amount of remuneration, etc. payable to Accounting Auditors is mentioned.

3. MATERIAL FACTS RELATING TO THE STATE OF THE COMPANY WHICH OCCURRED AFTER THE RELEVANT FISCAL PERIOD

Not applicable.

CONSOLIDATED BALANCE SHEET

As of March 31, 2005

	(Millions of yen)
Assets	
Current Assets:	
Cash and deposits	¥45,674
Money deposited	17,818
Bills receivable	6,756
Commercial bills	33,747
Loans	107,452
Prepaid expenses	787
Deferred tax assets	6,869
Other current assets	67
Allowance for bad debts	-11,105
Total current assets	208,068
Fixed Assets:	
Tangible fixed assets:	
Buildings and structures	12,381
Furniture and fixtures	115
Land	8,088
Construction in progress	120
Total tangible fixed assets	20,706
Intangible fixed assets:	
Software	68
Telephone subscription rights	226
Total intangible fixed assets	295
Investment and other assets:	
Investment securities	2,188
Long-term prepaid expenses	209
Deferred tax assets	8,908
Others	845
Total investment and other assets	12,152
Total fixed assets	33,154

Deferred Assets:	
Share issue expenses	75
Stock acquisition right issue expenses	23
Bond issue expenses	642
Margin of bond issuance	1,022
Total deferred assets	1,764
Total Assets	¥242,987

	(Millions of yen)
Liabilities	
Current Liabilities:	
Short-term borrowings	¥43,466
Long-term borrowings due within one year	10,187
Bonds redeemable within one year	800
Accrued claims	550
Accrued expenses	288
Accrued corporate tax, etc.	310
Deferred income	4,076
Allowance for employees' bonuses	142
Allowance for loss from litigation	14,983
Other current liabilities	1,305
Total current liabilities	76,112
Fixed Liabilities:	
Bonds	26,300
Convertible bonds	408
Bonds with stock acquisition rights	17,682
Long-term borrowings	12,444
Allowance for retirement benefits	16
Other fixed liabilities	242
Total fixed liabilities	57,094
Total liabilities	¥133,206
Shareholders' Equity	
Common Stock	¥59,546
Capital Surplus	61,947
Earned Surplus	7,822
Variance of re-estimate of land	-17,854
Variance of estimate of shares, etc.	-1
Treasury Stock	-1,679
Total shareholders' equity	109,780
Total Liabilities and Shareholders' Equity	¥242,987

CONSOLIDATED STATEMENT OF INCOME

(Year ended March 31, 2005)

	(Millions of yen)
Ordinary Items	
Operating profit and loss:	
Operating revenue:	
Discount income	¥3,165
Interest income	13,205
Interest on deposits in banks	1
Commission income	420
Guarantee income	4,981
Income from leases on real estate	372
Total operating revenue	22,145
Operating expenses:	
Financial expenses	3,062
Commission expenses	615
Cost of leases on real estate	291
Selling, general and administrative expenses	14,117
Total operating expenses	18,087
Total operating profit	4,058
Non-operating profit and loss:	
Non-operating revenue:	
Dividend income	2
Miscellaneous revenue	61
Total non-operating revenue	63
Non-operating expenses:	
Interest expenses	363
Share issue expenses written-off	123
Bond issue expenses written-off	188
Miscellaneous loss	25
Total non-operating expenses	700
Ordinary profit	¥3,421

	(Millions of yen)
Extraordinary Items	
Extraordinary profit:	
Profit on sale of fixed assets	177
Profit on sale of investment securities	81
Total extraordinary profit	259
Extraordinary loss:	
Loss on disposal of fixed assets	7
Total extraordinary loss	7
Net profit before taxes	3,672
Corporate tax, inhabitants tax and enterprise tax	76
Net profit for the period	3,596

BALANCE SHEET

As of March 31, 2005

	(Millions of yen)
Assets	
Current Assets:	
Cash and deposits	¥44,828
Money deposited	17,818
Bills receivable	6,756
Commercial bills	23,880
Loans	78,925
Accounts receivable	562
Prepaid expenses	779
Deferred tax assets	6,869
Other current assets	1,643
Allowance for bad debts	-1,705
Total current assets	180,359
Fixed Assets:	
Tangible fixed assets:	
Buildings	12,350
Structures	31
Furniture and fixtures	109
Land	8,088
Construction in progress	120
Total tangible fixed assets	20,700
Intangible fixed assets:	
Software	68
Telephone subscription rights	220
Total intangible fixed assets	288
Investment and other assets:	
Investment securities	2,188
Shares of stock of subsidiaries	1,500
Investment in capital	65
Long-term loans to subsidiaries	48,700
Long-term prepaid expenses	208
Deferred tax assets	8,908
Others	663
Total investment and other assets	62,234
Total fixed assets	83,223

Deferred Assets:	
Share issue expenses	75
Stock acquisition right issue expenses	23
Bond issue expenses	642
Margin of bond issuance	1,022
Total deferred assets	1,764
Total Assets	¥265,347

(Millions of yen)

Liabilities	
Current Liabilities:	
Short-term borrowings	¥43,466
Long-term borrowings due within one year	10,187
Bonds redeemable within one year	800
Accrued claims	419
Accrued expenses	243
Accrued corporate tax, etc.	295
Deposits received	1,455
Deferred income	3,176
Allowance for employees' bonuses	120
Allowance for loss from litigation	12,476
Other current liabilities	1,276
Total current liabilities	73,917
Fixed Liabilities:	
Bonds	26,300
Convertible bonds	408
Bonds with stock acquisition rights	17,682
Long-term borrowings	12,444
Allowance for retirement benefits	15
Allowance for loss from subsidiaries	23,057
Other fixed liabilities	242
Total fixed liabilities	80,149
Total liabilities	¥154,066

	(Millions of yen)
Shareholders' Equity	
Common Stock	¥59,546
Capital Surplus	
Capital reserve	20,055
Other capital surplus	
Gain from reduction of common stock and capital reserve	41,892
Total capital surplus	61,947
Earned Surplus	
Unappropriated retained earnings for the current period	9,322
Total earned surplus	9,322
Variance of re-estimate of land	-17,854
Variance of estimate of shares, etc.	-1
Treasury Stock	-1,679
Total shareholders' equity	111,280
Total Liabilities and Shareholders' Equity	¥265,347

STATEMENT OF INCOME

(Year ended March 31, 2005)

	(Millions of yen)
Ordinary Items	
Operating profit and loss:	
Operating revenue:	
Interest income	¥3,165
Discount income	13,746
Interest on deposits in banks	1
Commission income	815
Income from leases on real estate	402
Total operating revenue	18,130
Operating expenses:	
Financial expenses	3,062
Commission expenses	615
Guarantee expenses	4
Cost of leases on real estate	298
Selling, general and administrative expenses	10,907
Total operating expenses	14,888
Total operating profit	3,241
Non-operating profit and loss:	
Non-operating revenue:	
Interest income from loans to subsidiaries	1,770
Dividend income	2
Miscellaneous revenue	58
Total non-operating revenue	1,830
Non-operating expenses:	
Interest expenses	37
Interest on bonds	326
Share issue expenses written-off	123
Bond issue expenses written-off	188
Miscellaneous loss	25
Total non-operating expenses	700
Ordinary profit	¥4,371

	(Millions of yen)
Extraordinary Items	
Extraordinary profit:	
Profit on sale of fixed assets	¥177
Profit on sale of investment securities	81
Total extraordinary profit	259
Extraordinary loss:	
Loss on disposal of fixed assets	7
Provision for allowance for loss from subsidiaries	966
Total extraordinary loss	973
Net profit before taxes	3,657
Corporate tax, inhabitants tax and enterprise tax	67
Net profit for the period	3,590
Retained earnings brought forward	6,736
Liquidation of variance of re-estimate of land	-1,004
Unappropriated retained earnings for the period	¥9,322

STATEMENT OF APPROPRIATION OF RETAINED EARNINGS

	(Yen)
Appropriation of unappropriated retained earnings for the period	
Unappropriated retained earnings for the period	¥9,322,588,022
We will appropriate these amounts as follows:	
Dividend (Ordinary dividend ¥5.00 per share)	557,715,435
Retained earnings brought forward to the next period	¥8,764,872,587

(Note) Other capital surplus of ¥41,892,000,000 will be brought forward to the next period.

Copy of Audit Report of Accounting Auditors on Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
LOPRO CORPORATION

May 20, 2005

Chuo Aoyama Audit Corporation

Kazumi Fukai (Seal)
Certified Public Accountant
Managing Partner

Satomichi Wakayama (Seal)
Certified Public Accountant
Managing Partner

We have audited, pursuant to the provisions of paragraph 3, Article 19-2 of the Special Law of the Commercial Code Concerning Audit, etc. of Stock Corporation, the consolidated financial statements which consist of the consolidated balance sheet and consolidated statement of income of LOPRO CORPORATION ("the Company") for the 36th consolidated fiscal year from April 1, 2004 to March 31, 2005. Responsibility for preparation of the consolidated financial statements shall be attributed to the management of the Company, while our responsibility is to express our opinion about the consolidated financial statements from an independent standpoint.

In the course of such audit, our examination was made in accordance with generally accepted auditing standards in Japan. Such auditing standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The audit was conducted based on trial examination and included review of the overall presentation of the consolidated financial statements by, among others, assessing the accounting principles used and application thereof and significant estimates made by the management of the Company. We believe that the audit provides a reasonable basis for our opinion. Such audit also includes auditing procedures as we considered necessary in the examination of subsidiaries of the Company.

As a result of our audit, we are of the opinion that the consolidated financial statements mentioned above present fairly the financial position and the results of operations of the Group, which consists of the Company and its consolidated subsidiaries, etc., in conformity with the laws and regulations and the Company's Articles of Incorporation.

There are no interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or managing partners.

Copy of Audit Report of the Board of Statutory Auditors on Consolidated Financial Statements

AUDIT REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We as the Board of Statutory Auditors have prepared this Audit Report after consultation, based on the report from each Statutory Auditor of the methods and results of the audit concerning the consolidated financial statements (consolidated balance sheet and consolidated statement of income) during the 36th consolidated fiscal year from April 1, 2004 to March 31, 2005, and hereby report as follows:

1. Outline of Audit Methods by the Statutory Auditors

In accordance with the audit policy, division of duties, etc. prescribed by the Board of Statutory Auditors, each Statutory Auditor has received reports and explanations on the consolidated financial statements from the Directors and Accounting Auditors and conducted the audit.

2. Results of Audit

The methods and results of the audit by the Accounting Auditors, Chuo Aoyama Audit Corporation, are due and proper.

May 20, 2005

Board of Statutory Auditors
LOPRO CORPORATION

Takeshi Noishiki (Seal)
Full-time Statutory Auditor

Masaki Tsukiji (Seal)
Statutory Auditor

Masahiro Maeda (Seal)
Statutory Auditor

(Note) The Auditors Mr. Takeshi Noishiki, Masaki Tsukiji and Masahiro Maeda are outside Statutory Auditors as required under paragraph 1, Article 18 of the Special Law of the Commercial Code Concerning Audit, etc. of Stock Corporation.

Copy of Audit Report of Accounting Auditors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
LOPRO CORPORATION

May 20, 2005

Chuo Aoyama Audit Corporation

Kazumi Fukai (Seal)
Certified Public Accountant
Managing Partner

Satomichi Wakayama (Seal)
Certified Public Accountant
Managing Partner

We have audited, pursuant to the provisions of paragraph 1, Article 2 of the Special Law of the Commercial Code Concerning Audit, etc. of Stock Corporation, the financial statements which consist of the balance sheet, statement of income and retained earnings, business report (limited to the portion relating to accounting), proposed appropriation of retained earnings and supplementary statement (limited to the portion relating to accounting) of LOPRO CORPORATION ("the Company") for the 36th fiscal year from April 1, 2004 to March 31, 2005. The accounting parts of the business report and supplementary statement audited by us are those derived from the accounting books and records of the Company. Responsibility for preparation of the financial statements and supplementary statement shall be attributed to the management of the Company, while our responsibility is to express our opinion about the financial statements and supplementary statement from an independent standpoint.

In the course of such audit, our examination was made in accordance with generally accepted auditing standards in Japan. Such auditing standards require that we obtain reasonable assurance about whether the financial statements and supplementary statement are free of material misstatement. The audit was conducted based on trial examination and included review of the overall presentation of the financial statements and supplementary statement by, among others, assessing the accounting principles used and application thereof and significant estimates made by the management of the Company. We believe that the audit provides a reasonable basis for our opinion. Such audit also includes auditing procedures as we considered necessary in the examination of subsidiaries of the Company.

As a result of our audit, we are of the opinion that:

1. The balance sheet and the statement of income and retained earnings of the Company present fairly the financial position and the results of operations of the Company in conformity with the laws and regulations and the Company's Articles of Incorporation.

2. The business report of the Company (limited to the portion relating to accounting) presents fairly the conditions of the Company in conformity with the laws and regulations and the Company's Articles of Incorporation.

3. The proposed appropriation of retained earnings is presented in compliance with the provisions of the relevant laws, regulations and the Company's Articles of Incorporation.

4. The supplementary statement (limited to the portion relating to accounting) do not contain any items that should be pointed out by the provisions of the Commercial Code.

There are no interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or managing partners.

Copy of Audit Report of the Board of Statutory Auditors

AUDIT REPORT

We as the Board of Statutory Auditors have prepared this Audit Report after consultation, based on the report from each Statutory Auditor of the methods and results of the audit concerning the execution of duties of the Directors during the 36th fiscal year from April 1, 2004 to March 31, 2005, and hereby report as follows:

1. Outline of Audit Methods by the Statutory Auditors

In accordance with the audit policy, division of duties, etc. prescribed by the Board of Statutory Auditors, each Statutory Auditor has regularly attended meetings of the Board of Directors and other important meetings, received reports on business from the Directors and others, inspected important documents including those showing approval of executives, investigated the conduct of business and the condition of properties at the head office and the major business offices, requested reports on business from the subsidiaries, visited subsidiaries and investigated their conduct of business and condition of properties whenever it was deemed necessary, received reports and explanations from the Accounting Auditors, and examined the financial statements and the supplementary statement.

In connection with the competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders and the acquisition or disposal, etc. of treasury stock, each Statutory Auditor has, in addition to the aforesaid methods, further investigated the details of such transactions and requested reports from the Directors and others whenever necessary.

2. Results of Audit

(1) The methods and results of the audit by the Accounting Auditors, Chuo Aoyama Audit Corporation, are due and proper.

(2) The business report presents fairly the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company.

(3) There is no matter which is required to be pointed out by us in connection with the proposed appropriation of retained earnings, in light of the financial position and other condition of the Company.

(4) The supplementary statement sets forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto.

(5) There has been neither unfair conduct nor any material breach of Japanese laws or regulations or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors.

Furthermore, there has been no breach of their obligations by the Directors in connection with the competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders or the acquisition or disposal, etc. of treasury stock.

(6) As a result of investigation of the subsidiaries, there is no matter which is required to be pointed out by us with respect to the execution of duties of their directors.

May 20, 2005

Board of Statutory Auditors
LOPRO CORPORATION

Takeshi Noishiki (Seal)
Full-time Statutory Auditor

Masaki Tsukiji (Seal)
Statutory Auditor

Masahiro Maeda (Seal)
Statutory Auditor

(Note) The Auditors Mr. Takeshi Noishiki, Masaki Tsukiji and Masahiro Maeda are outside Statutory Auditors as required under paragraph 1, Article 18 of the Special Law of the Commercial Code Concerning Audit, etc. of Stock Corporation.

REFERENCE MATERIAL CONCERNING EXERCISE OF VOTES

1. Total number of voting rights

1,115,080

2. Agenda and Reference Material

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 36th fiscal year

The content of the proposed agendum is set forth in the "Statement of Appropriation of Retained Earnings" in the attachment hereto.

Agendum No. 2: Amendments of a part of the Articles of Incorporation

The Articles of Incorporation will be amended to shorten the term of office of Directors from two years to one year in order to consolidate a management structure that can respond quickly to changes in business environment.

Agendum No. 3: Election of three Directors

Names, brief personal histories and numbers of the Company's shares owned by the candidates are mentioned.

Agendum No. 4: Election of two Statutory Auditors

Names, brief personal histories and numbers of the Company's shares owned by the candidates are mentioned.

* * * * * * * * * *

File Number: 82-4664

(English Summary Translation)

June 29, 2005

TO OUR SHAREHOLDERS:

LOPRO CORPORATION
60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
Japan

Ryuichi Matsuda
President and Representative
Director

Notice of Resolutions at the 36th Ordinary General Meeting of Shareholders

Please take notice that the following matters were reported to and resolved by the 36th Ordinary General Meeting of Shareholders held today.

Particulars

Matters reported:

1. Presentation of Business Report, Consolidated Balance Sheet, Consolidated Statement of Income, Non-consolidated Balance Sheet and Non-consolidated Statement of Income for the 36th fiscal year (from April 1, 2004 through March 31, 2005).

2. Report of Accounting Auditors and the Board of Statutory Auditors on results of audit of consolidated financial statements for the 36th fiscal year.

We reported the contents of the above statements of account.

Matters resolved:

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 36th fiscal year.

The appropriation of retained earnings was approved as proposed. It was determined that cash dividends be paid in the amount of ¥5.00 per share.

Agendum No. 2: Amendments of a part of the Articles of Incorporation.

The amendments of the Articles of Incorporation were approved as proposed. The Articles of Incorporation will be amended to shorten the term of office of Directors from two years to one year in order to consolidate a management structure that can respond promptly to changes in business environment.

Agendum No. 3: Election of three Directors.

Election of three Directors was approved as proposed.

Agendum No. 4: Election of two Statutory Auditors.

Election of two Statutory Auditors was approved as proposed.

****

Payment of Dividends

Information concerning receipt of payment of dividends is mentioned.

****

Disclosure of Balance Sheet and Statement of Income

Balance sheet and statement of income will be disclosed on the Company's website set forth below, in lieu of publication of financial statements on the *Nihon Keizai Shimbun*.

http://www.aspir.co.jp/kessan/8577/8577.html

File Number: 82-4664

(Summary English Translation)

Business Report for the 36th Fiscal Period

April 1, 2004 through March 31, 2005

LOPRO CORPORATION

To Our Stockholders

Compliments of Ryuichi Matsuda, the President and Representative Director of the Company, are mentioned.

Review of Operations (April 1, 2004 through March 31, 2005)

Outline of the Company's business developments and results for the fiscal year ended March 31, 2005 and future business strategies are mentioned.

Corporate Governance

The Company's basic policies of corporate governance and state of implementation of such policies and measures are mentioned.

Financial Highlights

Consolidated Financial Data for the Five Most Recent Fiscal Years

	32nd	33rd	34th	35th	36th
Balance of Loans (million yen)	303,476	215,435	181,667	141,481	141,199
Operating Income (million yen)	62,769	46,431	32,108	23,634	22,145
Ordinary Profit/Loss (million yen)	-37,919	5,156	2,762	3,072	3,421
Net Income/Deficit (million yen)	-39,896	308	-67,666	2,631	3,596
Total Assets (million yen)	365,746	338,960	276,412	224,936	242,987
Net Assets (million yen)	165,041	153,315	90,409	92,663	109,780
Net Assets per Share (yen)	2,432.24	1,906.60	1,001.07	1,036.78	984.20
Net Income/Deficit per Share (yen)	-602.08	3.88	-789.32	29.18	37.59

(Notes)

1. *In calculation of net income/deficit per share and net assets per share for each fiscal year, the average number of outstanding shares for the relevant period (the number of shares after deduction of the number of treasury stock) and the number of outstanding shares at the end of the period (the number of shares after deduction of the number of treasury stock) are used. From the 34th fiscal year (fiscal year ended March 31, 2003), "Accounting Standards for Net Income per Share"(Corporate Accounting Standards No.2) and "Applicable Guideline of Accounting Standards for Net Income per Share"(Applicable Guideline of Corporate Accounting Standards No.4) are applied.*
2. *Regarding the balance of loans as of the end of the 33rd fiscal year (fiscal year ended March 31, 2002), 31,267 million yen was off-balanced through securitization of "guaranteed loan on notes".*
3. *Regarding the balance of loans as of the end of the 34th fiscal year (fiscal year ended March 31, 2003), 9,597 million yen was off-balanced through securitization of "guaranteed loan on notes".*
4. *Business developments and results of the 36th fiscal period (fiscal year ended March 31, 2005) are as set forth in "Outline of Business Developments" above.*

Information Concerning Shares (As of March 31, 2005)

(i) Total number of shares authorized to be issued: 188,039,100 shares

(ii) Total number of outstanding shares: 113,909,652 shares

(iii) Total number of shareholders as of the end of the fiscal year: 20,999 persons

(iv) Names of principal shareholders, etc. are mentioned.

A table presenting fluctuations in the Company's share price for its three most recent fiscal years is included.

	34th March 2003	35th March 2004	36th March 2005
High (yen)	923	778	975
Low (yen)	246	251	538
Number of Shareholders (persons)	32,664	26,561	20,999

Memorandum

End of Fiscal Year: March 31 (each year)
General Shareholders' Meeting: Late June (each year)
Date on which Shareholders to Receive Dividends is Fixed:
March 31 (For interim dividend, September 30)
Transfer Agent: The Mitsubishi Trust and Banking Corporation
4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212
Office of Transfer Agent: The Mitsubishi Trust and Banking Corporation
Stock Transfer Agency Division
4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212
(Where to Make Contact): The Mitsubishi Trust and Banking Corporation
Stock Transfer Agency Division
7-7, Nishi-Ikebukuro 1-chome, Toshima-ku, Tokyo 171-8508
Tel.: 0120-707-696 (toll-free)

Where to Trust Transfer: All Branches of The Mitsubishi Trust and Banking Corporation in Japan

Newspaper in which Public Notices are Published: *Nihon Keizai Shimbun*

* Disclosure of balance sheet and statement of income is available on the Company's website (http://www.aspir.co.jp/kessan/8577/8577.html), in lieu of publication of financial statements on the newspaper.

Number of Shares per Unit: 100 shares (Code: 8577)

Corporate Information

Outline of the Company (As of March 31, 2005)

Date of Incorporation: March 17, 1970

Capital: 59,546,925,313 yen

Nature of Business:
(1) Discounting of commercial bills
(2) Loans evidenced by promissory notes to corporations
(3) Leasing real estate

Head Office: 60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto

Directors (As of June 29, 2005)

Names of 8 directors (including 1 representative director) and 3 statutory auditors are mentioned.

Employees (As of March 31, 2005)

Total Number of Employees: 783

Branches (As of June 29, 2005)

Total Number of Branches: 63

(English Translation)

July 1, 2005

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Director and General Manager
Public Relations and Investor Relations Division
Tel.: (075) 321-6161

Integration of Offices

We hereby announce that integration of 4 offices of the Company was resolved at a meeting of the board of directors held on July 1, 2005, to the following effect:

1. Reasons for Integration

Integration of offices is a part of a management reinforcement procedure aimed to further improve the business efficiency of the branches in the metropolitan area and to integrate the management resources of the Company.

2. Offices to be Integrated

Branch to be Abolished (Last Business Day)	Integrating Branch		Effective Date of Integration
Kawagoe Branch (July 22, 2005)	Omiya Branch	1st Business Department (former Omiya Branch)	July 25, 2005
		2nd Business Department (former Kawagoe Branch)	
Kawaguchi Branch (July 22, 2005)		3rd Business Department (former Kawaguchi Branch)	
Nagoya Minami Branch (July 22, 2005)	Nagoya Branch	1st Business Department (former Nagoya Branch)	July 25, 2005
		2nd Business Department (former Nagoya Minami Branch)	
Nagoya Kita Branch (July 22, 2005)		3rd Business Department (former Nagoya Kita Branch)	

* The number of offices, currently 63, will become 59 after the integration.

3. Customers

Regarding the branches to be abolished in the metropolitan area, business departments therefor will be established in the integrating branch. The Company seeks to offer detailed response as before to customers of the branches to be abolished.

4. Effects on Results of Operations for Current Fiscal Year

Effects of the integration on the Company's results of operations are reflected in the forecast of business results for the fiscal year ending March 31, 2006 (current fiscal year) disclosed in the "Annual Report Release for the Fiscal Year ended March 31, 2005 (Consolidated and Non-Consolidated)" on May 20, 2005.

File Number: 82-4664

(English Translation)

RECEIVED 2005 SEP ...

July 13, 2005

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Director and General Manager
Public Relations and Investor Relations Division
Tel.: (075) 321-6161

Notice Concerning Purchase of Treasury Stock
(Acquisition of treasury stock pursuant to the provisions of
paragraph 1-2 of Article 211-3 of the Commercial Code)

We hereby announce that the Board of Directors of the Company, at its meeting held on July 13, 2005, resolved to purchase treasury stock pursuant to the provisions of paragraph 1-2 of Article 211-3 of the Commercial Code.

1. Reason for the acquisition of treasury stock

The Company will purchase treasury stock in order to conduct a flexible financial policy responding to changes in management environment.

2. Type of shares to be acquired:

Shares of common stock of the Company

3. Aggregate number of shares to be acquired:

Up to 2,500,000 shares (2.19% of the total number of outstanding shares)

4. Aggregate amount of acquisition price of shares to be acquired:

Up to ¥2,000 million

5. Schedule for acquisition of treasury stock:

July 14, 2005 to September 22, 2005

(For Reference) Treasury stock held by the Company as of July 12, 2005

Total number of outstanding shares (excluding treasury stock):	111,624,501 shares
Number of treasury stock:	2,366,890 shares

(English Translation)

August 3, 2005

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Director and General Manager
Public Relations and Investor
Relations Division
Tel.: (075) 321-6161

Announcement of Purchase of Treasury Stock through Market
(Acquisition of treasury stock pursuant to the provisions of
paragraph 1-2 of Article 211-3 of the Commercial Code)

We hereby announce that the Company has conducted the purchase of treasury stock through market for acquisition of treasury stock pursuant to the provisions of paragraph 1-2, Article 211-3 of the Commercial Code, as described below.

1. Purchase period:

   July 14, 2005 to July 29, 2005

2. Number of shares purchased:

   483,300 shares

3. Aggregate amount of acquisition price:

   ¥383,917,300

4. Method of purchase:

   Purchase by way of trust establishment at the Osaka Securities Exchange

(For Reference)

1. Matters concerning acquisition of treasury stock resolved at the Ordinary General Meeting of Shareholders held on July 13, 2005

   (1) Type of shares to be acquired:

   Shares of common stock of the Company

   (2) Aggregate number of shares to be acquired:

   Up to 2,500,000 shares (2.19% of the total number of outstanding shares)

   (3) Aggregate amount of acquisition price of shares to be acquired:

   Up to ¥2,000 million (maximum)

   (4) Schedule for acquisition of treasury stock:

   July 14, 2005 to September 22, 2005

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Annual Securities Report

The Annual Securities Report for the 36th fiscal period (April 1, 2004 through March 31, 2005) prepared in accordance with paragraph 1 of Article 24 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on June 30, 2005.

Report on State of Purchase of Share Certificate of One's Own

The Report on State of Purchase of Share Certificate of One's Own prepared in accordance with section 1 of Article 24-6 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau through EDINET on August 3, 2005.